Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

September 18, 2015

Michael R. Clampitt

Office of Financial Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation; Amendment No. 1 to Form 10 Filed August 5, 2015 File No. 000-55256

Dear Mr. Clampitt:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated August 31, 2015 are quoted below and are followed in each case by the Company’s response thereto.

Overview, page 4

Comment No. 1

We note your disclosure in the second paragraph on page 5 that you issued 14,000,000 shares of common stock to Five Arrows for the acquisition of 90,000,000 shares of Angel Jade in October 2014. However, we note from your Form 10-Q for the quarter ended June 30, 2015 that the number of shares issued and outstanding at June 30, 2015 is the same as the period ended September 30, 2014 on the respective balance sheets. Please revise your next submission to include an updated statement of stockholders’ equity reflecting the issuance of these shares or tell us the reasons for the absence of any change.

Response

The outstanding shares of common stock was 77,399,187 as of June 30, 2015, 58,397,485 as of March 31, 2015, and 53,387,485 as of September 30, 2014. We will update reference to these numbers in our next submission(s).

Critical Accounting Policies and Estimates

Unconsolidated Joint Ventures, page 21

Comment No. 2

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

We note your response to comments 16 and 40 and the revisions made to your filing. Please tell us and revise your next submission to address the following regarding the Koranga Joint Venture:

•

We note from the Joint Venture Agreement filed as Exhibit 10.6 the reference to a Joint Venture Entity and that net profits are shared 30% by the Leaseholders and 70% by you. Please tell us and revise the filing to provide the name of the Joint Venture Entity, describe its legal structure and clarify how losses are shared between you and the Leaseholders.

•

We note your reference to EITF 04-02 as the authoritative accounting guidance you relied on in determining the fair value of your interest in the Koranga Joint Venture. EITF 04-02 does not provide valuation guidance and was nullified by SFAS 141(R) or ASC 805. Please tell us and revise your next submission to disclose how you determined the Koranga Joint Venture value of $8,000,000 and where that is reflected in your financial statements as of September 30, 2014 and June 30, 2015. Please also ensure that any disclosed GAAP codification references are current and applicable.

•

Tell us how you accounted for the assignment of your interest in Koranga joint venture to Aqua mining as a transaction between entities under common control and where that is reflected in the financial statements. Explain how this assignment impacts your agreement with Koranga land owners.

•

On page 5 you state that “our mining leases were recorded at our direct cost to acquire such interest.” However on page 22 you state that the “Company does not own or lease any of the mining properties directly and we have no right to acquire a lease or license for the Koranga properties.” Please reconcile this disclosure.

Response

The Koranga Joint Venture is a partnership, not a separate legal entity. Profits and losses are allocated pursuant to the Joint Venture Agreement and the Tribute Agreement dated 12/12/2014.

We note your comment and will amend our description of the authoritative accounting treatment of the Koranga Joint Venture. We did record the asset acquired at its Fair Market Value on the acquisition date. This is consistent with SFAS 141(R) and ASC 805 and is reflected in both the September 30, 2014 and June 30, 2015 financial statements as an investment in consolidated joint ventures.

The assignment of additional interest in the Koranga joint venture resulted in the unconsolidated increase of Kibush's interest in joint venture and a decrease in interest of Aqua Mining. This common control transaction did not result in a change in our consolidated numbers filed with the Commission.

Regarding the apparent discrepancy between the statement that the Company “does not own or lease any of the mining properties directly” and that “our mining leases were recorded at our direct cost”, the Company believes these statements can be congruous such as the case here. While the Company does not directly own or directly lease mining properties, it does have contractual rights and governmental permits which allow the Company to conduct mining exploration on the properties. These contractual relationships, coupled with the government permits, are substantially similar to a mining lease. Therefore, we have treated these contracts as lease agreements from an accounting prospective.

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

Comment 3

We note your response to comment 15. Please tell us and revise your next submission to address the following regarding your acquisition of Aqua Mining Limited:

•

We note your disclosure on page 5 that you completed the acquisition of 49% on May 26, 2014 and that this interest was valued at $4,000,000. Please tell us how you accounted for this transaction, what accounting guidance you relied on to determine the purchase value and where this interest is reflected in your financial statements as of September 30, 2014.

•	Please file as an exhibit an executed copy of the May 26, 2014 agreement related to the acquisition of 49% of Aqua Mining.

Response

The Company’s ownership of 49% of Aqua Mining arose through an informal partnership with Vincent Appo in creating a new company to carryon mining exploration in Papua New Guiana. Aqua Mining was incorporated on May 26, 2014 by Vincent Appo and the Company resulting in the Company receiving 49% of the shares of Aqua Mining. The reference to $4,000,000 was an inaccurate reference to the value of Aqua Mining after the contribution of the Koranga Joint Venture and in connection with the increase in ownership of Aqua Mining from 49% to 90%. We will ensure this is more clearly described in our next submission.

Our original acquisition of the Koranga Joint Venture was valued at $8,000,000 Fair Market Value based upon our stock price which determined the value with an arm’s length party. We did not change this for the common control book value increase in ownership of Aqua Mining from 49% to 90%, because this change in ownership did not materially change our consolidated numbers with the nominal book value of the unconsolidated Aqua Mining.

Executive Compensation, page 30

Comment No. 4

We note your response to comment 30. It appears that the amounts of salary and bonus forgone at the election of Mr. Sheppard in exchange for non-cash compensation should be listed in the salary and bonus columns. Please refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K and revise. In addition, we note that the introductory paragraph to this section states that Mr. Sheppard earned executive compensation of $700,000 during the fiscal year ended September 30, 2014. Please explain why the table does not reflect this amount.

Response

Mr. Sheppard did earn $700,000 in executive compensation, including bonuses during the fiscal year ended September 30, 2014. We will update the executive compensation table in our next submission.

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 31

Comment No. 5

Please revise to include the counterparty to the March 2014 note.

Response

The March 2014 Convertible Note was between the Company and Warren Sheppard for sums advanced to the Company. Our next submission will more clearly document this transaction.

Recent Sales, page 33

Comment No. 6

Please supplementally provide us with the details of the 2011 issuances of 31,709,194 shares. In this regard, provide us with the purchasers names, prices sold, dates, whether the purchaser was accredited, and the exemption from registration relied upon.

Response

After a diligent search, including inquiry with the Company’s former transfer agent, the Company cannot locate the details regarding the 2011 issuances of 31,709,194 shares. Furthermore, a continued search for such information would cause the Company unreasonable effort and expense.

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

Comment No. 7

With regard to Cavanagh Capital, please advise if Mr. Warren Sheppard is associated with this company and, if so, describe his association.

Response

Warren Sheppard is not associated with Cavanagh Capital.

Consolidated Balance Sheets, page F-2

Comment No. 8

We note your response to Comment 35 regarding the $500,000 promissory note (the Note) issued for the 80% acquisition of Instacash Pty, Ltd. and Instacash Unit trust and your disclosure on page F-9 that states as of September 30, 2014 the Note had not yet been paid, it was considered a deferred payment contract, and goodwill had not been recorded. Please tell how you accounted for and presented this amount in your financial statements at September 30, 2014 and the authoritative guidance you relied on to account for the Note under U.S. GAAP. Please also clarify in the notes to your financial statements whether you were in default of this Note as of September 30, 2014 and, if so, discuss the related impact in your in Management’s Discussion and analysis of Financial Condition and Results of Operations.

Response

The $500,000 number was eliminated in the consolidation process and only the non intercompany effect of the transaction was reflected in the consolidated financial statements. The Company followed accounting guidance under ASC 350 and ASC 805 and ASC 820 and detailed the acquisition in its footnotes. The Company was not in default of the Note as of September 30, 2014.

Comment No. 9

Please tell whether a gain or loss was recorded on the disposal of Instacash Pty, Ltd. in exchange for the extinguishment of debt related to the $500,000 promissory note. Please also tell us how you considered the guidance in ASC 360-10 and ASC 405.

Response

As reported in response to Comment No. 8, the note was eliminated in consolidation. Therefore, when the debt was extinguished on the two individual company balance sheets there was no gain or loss created on the consolidated statements level. The Company followed accounting guidance under ASC 350 and ASC 805 and ASC 820.

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

Comment No. 10

We note your response to Comment 37 regarding goodwill resulting from your 80% acquisition of Instacash Pty, Ltd. and Instacash Unit trust and also your disclosure on page F- 9 that states goodwill was not recorded as of 9/30/2014. Please tell the specific guidance you relied on under U.S. GAAP to determine the amount of implied goodwill in this transaction.

Response

The Company followed accounting guidance under ASC 350 and ASC 820 in determining that $500,000 consideration was not paid and considered a deferred payment contract, which also eliminated the $500,000 of potential goodwill to be recorded. This left no available goodwill to be reported in our financial statements of September 30, 2014.

Consolidated Statements of Stockholder’ Deficit, page F-4

Comment No. 11

We note the issuance of 40,000,000 shares of common stock at $0.20 per share during the year ended September 30, 2014 for a total value of $8,000,000. Please address the following:

•

Tell us and revise to clarify whether this issuance relates to the Assignment and Bill of Sale agreement dated February 14, 2014 with Five Arrows Limited, filed as Exhibit 10.5, related to your purchase of alluvial mining equipment described in the last paragraph on page 5.

•	Tell us how you determined the fair value of your common stock to be $0.20 at the date of issuance and the authoritative guidance considered related to its valuation.

Response

The above described issuance does relate to the Assignment and Bill of Sale Agreement dated February 14, 2014 with Five Arrows Limited, which included the assignment of the Koranga Joint Venture, originally between Five Arrows and the Koranga landowners. The valuation of the acquisition was based upon our stock price of $0.20 per share on February 14, 2014, the day the Agreement was signed with Five Arrows, even though it was not until February 28, 2014 when the Koranga landowners (joint venture partners) signed off on the revised Joint Venture Agreement with the Company. The accounting policy relied upon was SFAS 141(R).

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

Notes to the Consolidated Financial Statements, page F-6

Comment No. 12

We note your response to comment 39 and the related revisions in the Notes to the Consolidated Financial Statements. It does not appear that you have updated all the information in the Notes to present information through March 31, 2015. For example the derivative tables in Note 2 on pages F-11 and F-12, property and equipment table in Note 4 on page F-15, etc. have not been updated. Please revise to update all of the information in your Notes to the Consolidated Financial Statements as of the latest period presented.

Response

The March 31 2015 updates to the referenced tables were inadvertently omitted while Edgarizing the Form 10/A. We will amend our Form 10 to include the requested information through March 31, 2015. Our Form 10-Q contains our financial disclosures for the quarter ended June 30, 2015.

Note 10 – Entities, page F-16

Comment No. 13

We note your response to comment 40 regarding the fair value of the consideration paid for Instacash Pty, Ltd. You state in your response that par value was not utilized in the valuation. However on page F-22 of your most recent Form 10 you state “The fair value of the consideration paid for this acquisition was at the par value of common stock.” Please reconcile your response to the disclosure in your Form 10. Please also tell us and revise your next submission to disclose the authoritative accounting guidance you relied on to specifically determine the fair value of the consideration for this transaction.

Response

Our last response was correct, par value was not utilized. Rather, our valuation was based upon fair market value of business combinations relying on ASC 805. As previously noted, the Company has an accounting policy to capitalize the direct costs to acquire or lease mineral properties and mineral rights as tangible assets, pursuant to EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets and Related Issues.”

Kibush Capital Corp.

File No. 000-55256

September 18, 2015

The reference to par value in our most recent Form 10 was an error which will be corrected with our next submission.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO